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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                                                Commission File Number: 1-12282

                           NOTIFICATION OF LATE FILING

(Check One): [X]  Form 10-K   [ ]  Form 20-F   [ ]  Form 11-K   [ ]  Form 10-Q
[ ]  Form N-SAR
         For Period Ended: March 31, 2001
                          -----------------------------------------------------

[ ]  Transition Report on Form 10-K         [ ]  Transition Report on Form 10-Q
[ ]  Transition Report on Form 20-F         [ ]  Transition Report on Form N-SAR
[ ]  Transition Report on Form 11-K
         For the Transition Period Ended:
                                        ---------------------------------------

         Read attached instruction sheet before preparing form. Please print or type.

         NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

         If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant    Corrpro Companies, Inc.
                       --------------------------------------------------------

Former name if applicable


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Address of principal executive office (Street and number)

         1090 Enterprise Drive
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City, state and zip code   Medina, Ohio  44256
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                                     PART II
                             RULE 12B-25 (B) AND (C)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

              (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
              (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject
[X] quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
              (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

         State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed.)

         Due to net losses in the Company's fiscal 2001 fourth quarter, the Company violated several of the financial covenants included in its debt agreements. The Company had previously obtained waivers of the covenant violations through the end of June 2001 and is finalizing negotiations with its lenders to amend these debt agreements and reset the financial covenants. Because of the on-going negotiations, the Company was unable to finalize the description of its debt and complete other portions of its financial statements and its Annual Report on Form 10-K for the year ended March 31, 2001 prior to the due date for the Form 10-K. The Company anticipates finalizing negotiations and completing the amendments to the debt agreements within fifteen calendar days after June 29, 2001 and filing the Form 10-K within that timeframe.

                                     PART IV
                                OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification

  Kurt R. Packer                 (330)                       723-5082
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     (Name)                   (Area code)              (Telephone Number)

         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                            [X]  Yes  [ ]  No



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         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                            [X]  Yes  [ ]  No

         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         The Company previously issued a press release, dated May 17, 2001, reporting its results of operations for the fourth quarter and fiscal year ended March 31, 2001. Revenues for the fourth quarter ended March 31, 2001 totaled $38.5 million, an increase of $1.3 million, or 3.5%, over the fourth quarter of the previous fiscal year. For the quarter, including one-time unusual items, the Company incurred a net loss of $6.1 million, or $0.78 per share, compared to a net loss from continuing operations of $3.3 million, or $0.43 per share in the prior-year period, which also included unusual items. During the fourth quarter of fiscal 2001, the Company recorded charges of $3.2 million for unusual items related to cessation of certain Mexican foundry operations, the disposition of a small non-core business unit, the consolidation of local offices, severance and other costs associated with the Company's cost reduction programs and expenses accrued in connection with previously disclosed state regulatory proceedings and antitrust litigation involving the Company. Excluding the impact of one-time charges, the loss for the fourth quarter would have totaled $0.53 per share, compared to a loss before unusual items from continuing operations of $0.28 per share in the final three months of fiscal 2000.

         Revenues for the year ended March 31, 2001 totaled $165.4 million, down 1.8% from the previous year. For the year ended March 31, 2001, the Company incurred a net loss of $4.7 million, or $0.61 per share on a diluted basis, compared to income from continuing operations of $1.9 million, or $0.25 per share, in the prior year. Excluding the impact of $3.2 million of charges for one-time unusual items, the net loss for the year would have totaled $0.36 per share compared to income before unusual items from continuing operations of $0.40 per share in fiscal 2000. EBITDA (earnings before interest, taxes, depreciation and amortization) before the $3.2 million of unusual charges totaled $10.6 million in fiscal 2001.

         For more information regarding the Company's results of operations for the fourth quarter and fiscal year ended March 31, 2001, see the press release, dated May 17, 2001, attached to this filing as Exhibit 99.1.

         The Company does not anticipate any changes to the results of operations described above.

                             Corrpro Companies, Inc.
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date  June 29, 2001        By /s/  Kurt R. Packer
     ---------------         -------------------------------------------------
                              Kurt R. Packer
                              Executive Vice President, Chief Financial Officer,
                                Secretary and Treasurer



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         Instruction. The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

         Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).


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                                  Exhibit Index

Exhibit                           Document                             Page
-------                           --------                             ----

  99.1              Press Release, dated May 17, 2001.                  6





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